SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR (13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Kraft Foods Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

Class A Common Stock, No Par Value

(Title of Class of Securities)

50075N 10 4

(CUSIP Number of Class of Securities)

Carol J. Ward, Esq.

Vice President and Corporate Secretary

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

(847) 646-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Lisa J. Reategui, Esq.	Faiza J. Saeed, Esq.
Robert L. Verigan, Esq.	Cravath, Swaine & Moore LLP
Sidley Austin LLP	Worldwide Plaza
One South Dearborn	825 Eighth Avenue
Chicago, IL 60603	New York, NY 10019
312-853-7000	212-474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,909,401,910 (1)	$75,040 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Ralcorp Holdings, Inc. into which shares of common stock of Cable Holdco, Inc. being offered in exchange for shares of Class A Common Stock of Kraft Foods Inc. will be converted, as reported on the New York Stock Exchange on June 20, 2008 and paid in connection with Cable Holdco, Inc.’s registration statement on Form S-4 and Form S-1 (File No. 333-150212) relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $75,040	Filing Party: Cable Holdco, Inc.

Form or Registration No.: 333-150212	Date Filed: June 25, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Kraft Foods Inc. (“Kraft”). This Schedule TO relates to the offer by Kraft to exchange all shares of common stock of Cable Holdco, Inc. (“Splitco common stock”), which are owned by Kraft for shares of Class A common stock of Kraft (“Kraft common stock”) that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following consummation of the Exchange Offer, Cable Holdco, Inc. (“Splitco”) will be merged with and into a special purpose merger subsidiary of Ralcorp Holdings, Inc. (“Ralcorp”) called Ralcorp Mailman LLC (“Ralcorp Mailman”), whereby the separate corporate existence of Splitco will cease and Ralcorp Mailman will continue as the surviving entity (the “Merger”) and each share of Splitco common stock will be exchanged for the right to receive one share of common stock of Ralcorp (“Ralcorp common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated June 25, 2008 (the “Prospectus—Offer to Exchange”) and the Letter of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(i) and (a)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Splitco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-150212) (the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of Kraft common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the exchange offer is not fully subscribed. Ralcorp has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-150222) to register the shares of Ralcorp common stock for which shares of Splitco common stock will be exchanged in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus—Offer to Exchange, the Letter of Transmittal and the instructions thereto for shares of Kraft common stock and the Notice of Guaranteed Delivery for Kraft common stock, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(v), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus—Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Kraft Foods Inc. The principal executive offices of Kraft are located at Three Lakes Drive, Northfield, Illinois 60093. Its telephone number at such office is (847) 646-2000.

(b) Securities. Shares of Kraft Class A common stock, no par value, are the subject securities in the Exchange Offer. The information set forth in the section of the Prospectus—Offer to Exchange entitled “Comparison of Rights of Holders of Kraft Common Stock and Ralcorp Common Stock—Authorized Capital Stock” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus—Offer to Exchange entitled “Summary—Historical Market Price and Dividend Data” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is Kraft Foods Inc. The principal executive offices of Kraft are located at Three Lakes Drive, Northfield, Illinois 60093. Its telephone number at such office is (847) 646-2000.

The following persons are the directors, executive officers or controlling persons of Kraft:

As of June 5, 2008 (unless otherwise stated)

Name	Position	Shares		Restricted Shares	401(k) Interests (1)	Exercisable Stock Options (2)		Total	Phantom Stock (3)	Deferred Shares
Ajay Banga	Director	—		4,002	—	—		4,002	—	3,556	(4)
Jan Bennink	Director	8,203		—	—	—		8,203	—	4,002	(5)
David Brearton	Executive Vice President, Operations and Business Services	55,445		47,000	5,895	79,003		187,343	—	—
Marc S. Firestone	Executive Vice President, Corporate and Legal Affairs and General Counsel	30,608		58,760	—	46,648		136,016	—	—
Myra M. Hart	Director	800		4,002	—	—		4,802	—	—
Lois D. Juliber	Director	2,584		4,002	—	—		6,586	—	—
Mark D. Ketchum	Director	—		4,002	—	—		4,002	—	3,556	(4)
Sanjay Khosla	Executive Vice President and President, Kraft International	4,900		55,210	—	—		60,110	—	—
Pamela E. King	Senior Vice President and Controller	13,372		14,430	5,763	12,920		46,485	—	—
Richard A. Lerner, M.D.	Director	—		4,002	—	—		4,002	1,859	11,000	(4)
Karen J. May	Executive Vice President, Global Human Resources	22,556		129,727	—	—		152,283	—	—
Timothy R. McLevish	Executive Vice President and Chief Financial Officer	—		67,100	—	—		67,100	—	—
Michael Osanloo	Executive Vice President, Strategy	20		16,270	—	—		16,290	—	—
John C. Pope	Director	18,052	(6)	4,002	—	3,995		26,049	9,646	—
Fredric G. Reynolds	Director	30,000		4,002	—	—		34,002	—	—
Irene B. Rosenfeld	Chief Executive Officer, Chairman of the Board and Director	3,301	(7)	662,510	—	300,000	(8)	965,811	—	—
Mary L. Schapiro	Director	16,752		4,002	—	3,995		24,749	7,814	—
Richard G. Searer	Executive Vice President and President, Kraft North America	50,731		126,340	—	103,240		280,311	—	—
Jean E. Spence	Executive Vice President, Global Technology and Quality	32,692		49,040	2,806	37,383		121,921	—	—
Mary E. West	Executive Vice President and Chief Marketing Officer	12,117		41,860	—	35,500		89,477	—	—
Deborah C. Wright	Director	14,032		4,002	—	3,995		22,029	—	—
Frank G. Zarb	Director	1,000		4,002	—	—		5,002	—	—

(1)

Share equivalents representing compensation deferred by an executive officer pursuant to the Kraft Thrift/TIP 401(k) Plans as of January 31, 2008. Funds are deemed to be invested in common stock and, under the terms of the plans, carry voting rights. An executive officer can elect to begin distributions upon reaching age 59 1/2 or upon retirement, at which time the share equivalents are distributed in cash.

(2)	Stock options that were exercisable by August 4, 2008.

(3)	Share equivalents issued pursuant to the 2001 Compensation Plan for Non-Employee Directors and the 2006 Stock Compensation Plan for Non-Employee Directors. Each share is the economic equivalent of one share of common stock and is payable in cash on a date chosen by the director or upon termination of service as a director. Balances reported are as of February 1, 2008 and are based on the common stock closing price ($29.27) on January 31, 2008.

(4)	Shares that directors have elected to defer until a specified date or termination of service as a director. Shares accumulate dividends, which are reinvested in common stock. Balances reported are as of May 13, 2008.

(5)	Shares deferred at grant until vesting because Mr. Bennink resides outside of the United States. Shares pay dividends in cash.

(6)	Includes 300 shares as to which Mr. Pope disclaims beneficial ownership, as the shares are held by his three children, two of whom are adults and one of whom is a minor. All of the children are dependents of Mr. Pope.

(7)	Includes 100 shares as to which Ms. Rosenfeld disclaims beneficial ownership, as the shares are held by her spouse.

(8)	Stock options granted under the 2005 Performance Incentive Plan in connection with Ms. Rosenfeld’s appointment to Chairman. One-half of the shares under this performance-contingent stock option will vest only if the stock price maintains a trading price of $38.11 for at least 10 trading days. The remaining one-half of the award will vest only if the stock price maintains a trading price of $41.43 for at least 10 trading days.

The address of each director and executive officer listed above is c/o Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, and each such person’s telephone number is (847) 646-2000.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Questions and Answers About the Transactions and This Exchange Offer”, “Summary”, “This Exchange Offer”, “The Transaction Agreement”, and “Comparison of Rights of Holders of Kraft Common Stock and Ralcorp Common Stock” is incorporated herein by reference.

(b) Purchases. Any shares of Kraft common stock to be accepted for exchange from any officer, director or affiliate of Kraft will be on the same terms and conditions as any other acceptance of shares of Kraft common stock for exchange from a shareholder pursuant to the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the section entitled “Certain Relationships and Transactions with Related Persons” and “Section 16(a) Beneficial Ownership Reporting Compliance” in Kraft’s Definitive Notice and Proxy Statement filed with the SEC on March 26, 2008 is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Summary”, “The Transactions—Ralcorp’s Reasons for the Transactions” and “The Transactions—Kraft’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of Kraft common stock acquired in the Exchange Offer will be retired.

(c) Plans. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Questions and Answers About the Transactions and This Exchange Offer”, “Summary”, “This Exchange Offer”, “The Transaction Agreement”, “Additional Agreements”, “Comparison of Rights of Holders of Kraft Common Stock and Ralcorp Common Stock” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Summary,” “This Exchange Offer” and “The Transaction Agreement” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Summary”, “This Exchange Offer” and “The Transaction Agreement” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. See Item 3(a) above.

(b) Securities Transactions. Based on the information available to Kraft as of June 20, 2008, other than with respect to Kraft employee benefit plans, the following table sets forth the transactions in Kraft common stock by directors and executive officers of Kraft in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Jan Bennink	April 23, 2008	Disposed of 1,034 shares of Class A Common Stock directly	$31.14	Withholding of Class A Common Stock to satisfy tax withholding obligations in connection with vesting of deferred shares awarded under Kraft’s Stock 2006 Stock Compensation Plan for Non-Employee Directors
Mary L. Schapiro	May 1, 2008	Acquired 63.23 shares of Phantom Stock	$31.63
Myra M. Hart	May 6, 2008	Acquired 800 shares of Class A Common Stock directly	$31.808
Ajay Banga	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Jan Bennink	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of deferred stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Myra M. Hart	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Lois D. Juliber	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Mark D. Ketchum	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Richard A. Lerner	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
John C. Pope	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Fredric G. Reynolds	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Mary L. Schapiro	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors

Deborah C. Wright	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Frank G. Zarb	May 13, 2008	Acquired 4,002 shares of Class A Common Stock directly	$0	Grant of restricted stock under Kraft’s 2006 Stock Compensation Plan for Non-Employee Directors
Jean E. Spence	May 15, 2008	Acquired 7,743 shares of Class A Common Stock directly Disposed of 7,743 Stock Options (right to buy) Exercise price of $14.32	$14.32
Jean E. Spence	May 15, 2008	Disposed of 7,743 shares of Class A Common Stock directly	$31.915
David A. Brearton	May 20, 2008	Acquired 6,210 shares of Class A Common Stock directly Disposed of 6,210 Stock Options (right to buy) Exercise price of $26.81	$26.81	Stock swap transaction.
David A. Brearton	May 20, 2008	Disposed of 5,108 shares of Class A Common Stock directly	$32.587	Stock swap transaction.
David A. Brearton	May 20, 2008	Disposed of 483 shares of Class A Common Stock directly	$32.587	Stock swap transaction.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used. None.

Item 10.	Financial Statements.

(a) Financial Information. The audited financial statements of Kraft at December 31, 2007 and 2006 and for the three years ended December 31, 2007 are incorporated herein by reference to Kraft’s Annual Report on Form 10-K/A, as filed with the SEC on February 26, 2008, and the unaudited financial statements for the quarter ended March 31, 2008 are incorporated herein by reference to Kraft’s Quarterly Report on Form 10-Q, as filed with the SEC on May 2, 2008. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Summary Historical and Pro Forma Financial Data” and “Selected Historical and Pro Forma Financial Data” is incorporated herein by reference. The information in Exhibit 12.1 to Kraft’s Annual Report on Form 10-K/A, as filed with the SEC on February 26, 2008 is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the sections of the Prospectus—Offer to Exchange entitled “Summary Historical And Pro Forma Financial Data” and “Selected Historical and Pro Forma Financial Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Other Material Information. None.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(i)	Prospectus—Offer to Exchange, dated June 25, 2008 (incorporated by reference to the Registration Statement)

(a)(ii)	Form of Letter of Transmittal for Kraft common stock (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(iii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(v)	Form of Notice of Guaranteed Delivery for Kraft common stock (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(vi)	Form of Notice of Withdrawal for Kraft common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(vii)	Press release, dated June 16, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on June 16, 2008)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus—Offer to Exchange, dated June 25, 2008 (incorporated by reference to the Registration Statement)

(a)(5)	None

(b)	None

(d)(i)	RMT Transaction Agreement by and between Kraft Foods Inc., Cable Holdco, Inc. Ralcorp Holdings, Inc. and Ralcorp Mailman LLC, dated as of November 15, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on November 20, 2007)

(d)(ii)	Tax Allocation Agreement among Kraft Foods Inc., Cable Holdco, Inc. and Ralcorp Holdings, Inc., dated as of November 15, 2007 (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(g)	None

(h)	Opinion of Sutherland Asbill & Brennan LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KRAFT FOODS INC.

By:	/s/ Carol J. Ward
Name: Carol J. Ward Title: Vice President and Corporate Secretary

Dated: June 25, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(i)	Prospectus—Offer to Exchange, dated June 25, 2008 (incorporated by reference to the Registration Statement)

(a)(ii)	Form of Letter of Transmittal for Kraft common stock (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(iii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(v)	Form of Notice of Guaranteed Delivery for Kraft common stock (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(vi)	Form of Notice of Withdrawal for Kraft common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(vii)	Press release, dated June 16, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on June 16, 2008)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus—Offer to Exchange, dated June 25, 2008 (incorporated by reference to the Registration Statement)

(a)(5)	None

(b)	None

(d)(i)	RMT Transaction Agreement by and between Kraft Foods Inc., Cable Holdco, Inc. Ralcorp Holdings, Inc. and Ralcorp Mailman LLC, dated as of November 15, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on November 20, 2007)

(d)(ii)	Tax Allocation Agreement among Kraft Foods Inc., Cable Holdco, Inc. and Ralcorp Holdings, Inc., dated as of November 15, 2007 (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(g)	None

(h)	Opinion of Sutherland Asbill & Brennan LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement)